May 7, 2009

Via EDGAR Only

U.S. Securities and Exchange Commission
100 F. Street NE
Washington, D.C.  20549

Attention:  Tia Jenkins

Re:	Imagin Molecular Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 15, 2009
File No.: 000-23873

Dear Ms. Jenkins:

Please be advised that the undersigned is the duly elected Chief Financial Officer of Imagin Molecular Corporation, the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings provided in your letter dated April 27, 2009 (the “Comment Letter”), and to illustrate the amendments made to the filing on Form 10-K/A filed concurrently herewith.  Our responses follow the text of each Staff comment and are reproduced consecutively for your convenience and edits are in underline and strikethrough formatting to show changes.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Control and Procedures, page 19

1.
We note that you concluded there were material weaknesses in your disclosure controls and procedures and internal control over financial reporting.  However, it does not appear that you stated whether or not your disclosure control and procedures and internal control over financial reporting were effective as December 31, 2008.  Please amend your Form 10-K for the year ended December 31, 2008, to conclude, if true, that your disclosures and procedures and internal controls over financial reporting were not effective as of the end of the period covered by the report.  Refer to Items 307 and 308T(a)(3) of Regulation S-K for additional guidance.

The Issuer has amended this provision to reflect this disclosure as follows:

Disclosure Controls and Procedures

In accordance with Rule 13a-15(b) of the Securities Exchange Act of 1934 as amended (the “Exchange Act”), as of the end of the period covered by this Annual Report on Form 10-K, the Company’s management evaluated, with the participation of the Company’s principal executive and financial officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act). Disclosure controls and procedures are defined as those controls and other procedures of an issuer that are designed to ensure that the information required to be disclosed by the issuer in the reports it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Based on their evaluation of these disclosure controls and procedures, the Company’s chairman of the board and chief executive and financial officer has determined~~concluded~~ that that there are material weaknesses in our disclosure controls and procedures and therefore have concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2008.

and:

Item 9A(T) CONTROL AND PROCEDURES

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Based on its evaluation, our management determined~~concluded~~ that there is a significant deficiency and a material weakness in our internal controls over financial reporting and therefore has concluded that the Company’s internal controls over financial reporting were not effective as of December 31, 2008.

Signatures

2.
The individual operating in the capacity of principals accounting officer or controller should be so designated.  Please designate this officer in an amendment to your Form 10-K for the year ended December 31, 2008.  Refer to Instruction D(2) to Form 10-K.

The signature line was revised as follows:

By:	/s/Corey Conn
Corey Conn
Chief Financial Officer (principal accounting officer), Director

Should you have any questions or require any further information please do not hesitate to contact the undersigned.

IMAGIN MOLECULAR CORPORATION

By:	/s/ Corey Conn
Corey Conn
Chief Financial Officer